SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02058663

PE
9-1-02

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2002

ELBIT MEDICAL IMAGING LTD.
(Translation of Registrant's Name into English)
13 Mozes Street, Tel Aviv 67442, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's financial statements for the quarter ended June 30, 2002.

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated August 29, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT MEDICAL IMAGING LTD.
(Registrant)

By: ______________________
Name: Shimon Yitzhaki
Title: President

Dated: September 19, 2002.

EXHIBIT INDEX

Exhibit No.	Description
1.	Financial Statements for the quarter ended June 30, 2002.
2.	Press release dated August 29, 2002.

EXHIBIT 1

Elbit Medical Imaging Ltd.

Financial Statements
As of June 30, 2002
(Unaudited)

Elbit Medical Imaging Ltd.

Financial Statements as of June 30, 2002 (unaudited)

Contents

To: The Board of Directors
Elbit Medical Imaging Ltd.

Review of the unaudited interim consolidated
financial statements as of June 30, 2002

At your request, we have reviewed the interim consolidated balance sheet of Elbit Medical Imaging Ltd. as of June 30, 2002 and the related interim consolidated statements of operations, changes in shareholders' equity and cash flows for the six-month period then ended. Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. These procedures included the reading of these financial statements, the minutes of meetings of the shareholders' and of the meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received review reports of other accountants regarding the review of the interim financial statements of certain consolidated subsidiaries whose assets constitute 76% of the total consolidated assets at June 30, 2002 and whose revenues constitute 91% of the total consolidated revenues for the six-month period then ended.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim financial statements.

In the course of our review, including the reading of the review reports of other accountants as stated above, nothing came to our attention which would indicate the necessity of making material modifications to the statements referred to above, in order for them to be considered as interim financial statements prepared in accordance with generally accepted accounting principles and with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying the above, we draw attention to Note 2 regarding claims filed against Group companies, for some of which petitions have been filed for their certification as class actions.

Brightman Almagor & Co.
Certified Public Accountants
Tel Aviv, August 30, 2002

Elbit Medical Imaging Ltd.

Consolidated Balance Sheets

Adjusted to NIS of June 2002

	June 30, 2002 (Unaudited)	June 30, 2001 (Unaudited)	December 31, 2001	June 30, 2002 Convenience translation (Unaudited)
	NIS in thousands			US$ in thousands
Current assets				
Cash and cash equivalents	252,885	521,734	362,955	53,027
Short-term deposits and investments	699,471	337,910	693,015	146,670
Trade accounts receivable	137,625	94,450	123,900	28,858
Other receivables and current assets	67,986	(*) 46,027	89,051	14,256
Inventories	50,812	67,875	60,719	10,655
	1,208,779	1,067,996	1,329,640	253,466
Long-term investments and receivables				
Deposits, debentures and long-term loans and receivables	416,417	659,401	410,026	87,317
Venture-capital investments	79,461	36,554	64,360	16,662
Investments in investee and other companies	25,752	73,987	22,596	5,400
	521,630	769,942	496,982	109,379
Hotels, commercial centers and other fixed assets	3,923,944	2,281,594	2,921,015	822,802
Other assets and deferred charges	71,262	42,242	61,647	14,943
	5,725,615	4,161,774	4,809,284	1,200,590

(*) Reclassified

The accompanying notes are an integral part of the financial statements.

Elbit Medical Imaging Ltd.

Consolidated Balance Sheets

Adjusted to NIS of June 2002

	June 30, 2002	June 30, 2001	December 31, 2001	June 30, 2002
				Convenience translation
	(Unaudited)	(Unaudited)		(Unaudited)
	NIS in thousands			US$ in thousands
Current liabilities				
Short-term borrowings (including current maturities)	1,627,527	976,603	1,494,267	341,272
Trade accounts payable	171,445	(*) 90,585	165,869	35,950
Other payables and current liabilities	255,905	(*) 332,086	288,749	53,660
	2,054,877	1,399,274	1,948,885	430,882
Long-term liabilities				
Loans and other long-term liabilities	2,075,034	1,461,245	1,420,520	435,109
Accrued severance pay	1,858	573	1,344	390
	2,076,892	1,461,818	1,421,864	435,499
Minority interest	526,024	463,625	505,876	110,300
Shareholders' equity	1,067,822	837,057	932,659	223,909
	5,725,615	4,161,774	4,809,284	1,200,590

(*) Reclassified

Mordechai Zisser Chairman of the Board of Directors	Shimon Yitzhaki President and Member of the Board of Directors	Avi Shitrit Vice President Finance and CFO

Date of approval of financial statements - August 30, 2002.

Elbit Medical Imaging Ltd.

Consolidated Statements of Operations

Adjusted to NIS of June 2002

	Six months ended June 30, 2002	Six months ended June 30, 2001	Three months ended June 30, 2002	Three months ended June 30, 2001	Year ended December 31, 2001	Six months ended June 30, 2002 Convenience translation
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	NIS in thousands					US$ in thousands
Revenues:						
Sales of Systems, subsystems	199,972	191,514	103,294	87,002	400,193	41,932
Hotel operations and management	101,188	59,153	59,517	34,220	141,639	21,218
Commercial center operations	123,148	60,803	71,189	32,861	134,504	25,822
Long-term projects	1,535	5,679	599	3,369	10,204	322
	425,843	317,149	234,599	157,452	686,540	89,294
Costs:						
Cost of systems, subsystems	169,931	177,057	88,701	80,661	366,438	35,632
Hotel operations and management	94,682	50,470	51,653	27,603	128,416	19,854
Commercial center operations	64,231	30,109	37,431	17,094	67,801	13,468
Long-term projects	1,470	4,722	595	2,561	7,438	309
	330,314	262,358	178,380	127,919	570,093	69,263
	95,529	54,791	56,219	29,533	116,447	20,031
Initiation costs of projects	5,285	1,791	3,701	1,207	5,958	1,108
Research and development expenses, net	16,388	12,213	9,660	6,227	24,618	3,437
Selling, general and administrative expenses	58,322	40,725	29,816	19,689	85,147	12,229
	79,995	54,729	43,177	27,123	115,723	16,774
Operating income (loss) before net financing income	15,534	62	13,042	2,410	724	3,257
Financing income, net	(28,112)	51,955	(41,430)	30,867	103,334	(5,895)
Operating income (loss) after net financing income	(12,578)	52,017	(28,388)	33,277	104,058	(2,638)
Other income (expenses), net	12,710	(*) 2,242	5,775	(*) 1,569	35,224	2,665
Income (loss) before taxes on income	132	54,259	(22,613)	34,846	139,282	27
Tax benefit (taxes on income)	(4,573)	(14,762)	(1,178)	(10,467)	(13,832)	(959)
Income (loss) after taxes on income	(4,441)	39,497	(23,791)	24,379	125,450	(932)
Equity in earnings (losses) of investee companies, net	-	(12,383)	-	(9,693)	(9,881)	-
Minority-interest in losses (income) of subsidiaries, net	(237)	(*) (2,003)	3,611	(*) 6,542	(12,554)	(50)
Income (loss) from continuing operations	(4,678)	25,111	(20,180)	21,228	103,015	(982)
Loss from discontinued operations, net	11,205	(*) 3,405	12,450	(*) 3,405	4,647	2,350
Net income (loss) for the period	6,527	28,516	(7,730)	24,633	107,662	1,368
Earnings (loss) per share – (in NIS)						
From continuing operations	(0.21)	(*) 1.11	(0.90)	(*) 0.93	4.63	(0.04)
From discontinued operations	0.50	(*) 0.15	0.55	(*) 0.15	0.21	0.11
Net earnings (loss) per share	0.29	1.26	(0.35)	1.08	4.84	0.07
Diluted earnings per share	0.18		(0.41		4.07	0.04

(*) Reclassified.

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Shareholders' Equity

Adjusted to NIS of June 2002

	Number of shares	Share capital	Capital reserves	Translation adjustments	Retained earnings	Sub-total	Treasury stock	Loans to employees for purchasing Company's shares	Total
		NIS in thousands							
Balance at January 1, 2001	22,971,720	32,748	453,865	(12,053)	341,034	815,594	(40,989)		774,605
Net income	-	-	-	-	107,662	107,662			
Foreign currency translation Adjustments	-	-	-	44,311	-	44,311			
Issuance of shares to employees	550,000	585	14,503	-	-	15,088		(15,088)	
Issuance of shares	250,000	266	5,815	-	-	6,081			
Balance at December 31, 2001 (audited)	23,771,720	33,599	474,183	32,258	448,696	988,736	(40,989)	(15,088)	932,659

The accompanying notes are an integral part of the financial statements.

Elbit Medical Imaging Ltd.

Statements of Changes in Shareholders' Equity (cont.)

Adjusted to NIS of June 2002

	Number of shares	Share capital	Capital reserves	Translation adjustments	Retained earnings	Sub-total	Treasury stock	Loans to employees for purchasing Company's shares	Total
		NIS in thousands							
Balance at January 1, 2002 (audited)	23,771,720	33,599	474,183	32,258	448,696	988,736	(40,989)	(15,088)	932,659
Net income					6,527	6,527			
Foreign currency translation adjustments				128,370		·128,370			
Effect of indexation of loans to employees			(766)		266	(500)		766	
Balance at June 30, 2002 (unaudited)	23,771,720	33,599	473,417	160,628	455,489	1,123,133	(40,989)	(14,322)	1,067,822
Balance at January 1, 2001 (audited)	22,971,720	32,748	453,865	(12,053)	341,034	815,594	(40,989)		774,605
Net income					28,516	28,516			
Foreign currency translation adjustments				27,855		27,855			
Issuance of shares to employees	550,000	585	13,547			14,132		(14,132)	
Issuance of shares	250,000	266	5,815			6,081			
Balance at June 30, 2001 (unaudited)	23,771,720	33,599	473,227	15,802	369,550	892,178	(40,989)	(14,132)	837,057

Convenience translation:

	Number of shares	Share capital	Capital reserves	Translation adjustments	Retained earnings	Sub-total	Treasury stock	Loans to employees for purchasing Company's shares	Total
		NIS in thousands							
Balance as of January 1, 2002 (audited)	23,771,720	7,045	99,430	6,764	94,086	207,325	(8,595)	(3,164)	195,566
Net income					1,369	1,369			
Foreign currency translation adjustments				26,918		26,918			
Effect of indexation of loans to employees			(161)		56	(105)		161	
Balance - June 30, 2002 (unaudited)	23,771,720	7,045	99,269	33,682	95,511	235,507	(8,595)	(3,003)	223,909

The accompanying notes are an integral part of the financial statements.

Elbit Medical Imaging Ltd.

Statements of Changes in Shareholders' Equity (cont.)

Adjusted to NIS of June 2002

	Number of shares	Share capital	Capital reserves	Translation adjustments	Retained earnings	Sub-total	Treasury stock	Loans to employees for purchasing Company's shares	Total
		NIS in thousands							
Balance at April 1, 2002 (unaudited)	23,771,720	33,599	473,759	74,059	463,219	1,044,636	(40,989)	(14,664)	988,983
Loss					(7,730)	(7,730)			
Foreign currency translation adjustments				86,569		86,569			
Effect of indexation of loans to employees			(342)			(342)		(342)	
Balance at June 30, 2002 (unaudited)	23,771,720	33,599	473,417	160,628	455,489	1,123,133	(40,989)	(14,332)	1,067,822
Balance at April 1, 2001 (unaudited)	23,521,720	33,333	467,412	3,746	344,917	849,408	(40,989)	(14,132)	794,287
Net income					24,633	24,633			
Foreign currency translation adjustments				12,056		12,056			
Issuance of shares	250,000	266	5,815			6,081			
Balance at June 30, 2001 (unaudited)	23,771,720	33,599	473,227	15,802	369,550	892,178	(40,989)	(14,132)	837,057

The accompanying notes are an integral part of the financial statements.

Elbit Medical Imaging Ltd.

Consolidated Statements of Cash Flows

Adjusted to NIS of June 2002

	Six months ended June 30, 2002	Six months ended June 30, 2001	Three months ended June 30, 2002	Three months ended June 30, 2001	Year ended December 31, 2001	Six months ended June 30, 2002 Convenience translation
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	NIS in thousands					US$ in thousands
Cash flows from operating activities						
Income (loss) from continuing operations	(4,678)	25,111(*)	(20,180)	21,228(*)	103,015(*)	(981)
Adjustments to present cash flows from operating activities (Appendix A)	(2,001)	(16,772)(*	20,634	(40,409)(*	(62,446)(*	(420)
Net cash provided by (used in) operating activities	(6,679)	8,339	454	(19,181)	40,569	(1,401)
Cash flows from investing activities						
Proceeds on sale of affiliate in previous year	-	123,259	-	-	123,259	-
Investment in subsidiaries not previously consolidated (Appendix C)	(233,891)	3,593	(30,459)	3,593	3,593	(49,044)
Acquisition of fixed assets and other assets	(195,780)	(259,648)	(66,107)	(115,062)	(605,144)	(41,053)
Proceeds on sale of fixed assets, investments and loans	21,680	2,552	20,363	541	23,249	4,546
Investment in affiliates, other companies and venture capital investments	(11,339)	(36,751)	(7,050)	(9,885)	(126,950)	(2,378)
Repayment of deposits, investments and long-term loans	-	2,063	-	61	2,619	-
Investment in deposits, debentures investments and long-term loans	393	(350,506)	2,884	(52,828)	(82,351)	82
Short-term deposits and marketable securities	19,859	70,664	(21,179)	65,288	(261,501)	4,164
Acquisition of minority interest in subsidiary	-	(12,922)	-	-	-	-
Liquidation of subsidiaries	-	-	-	-	(47,269)	-
Net cash provided by (used in) investing activities	(399,078)	(457,696)	(101,548)	(108,292)	(970,495)	(83,683)
Cash flows from financing activities						
Issuance of shares to minority interest in subsidiary	-	-	-	-	14,413	-
Receipt of long-term loans	263,457	578,616	17,811	66,222	420,013	55,244
Repayment of long-term loans and convertible debentures	(38,214)	(117,805)	(22,830)	(55,122)	(158,786)	(8,013)
Short-term borrowings, net	81,025	58,530	58,767	(32,491)	561,295	16,990
Net cash provided by (used in) financing activities	306,268	519,341	53,748	(21,391)	836,935	64,221
Cash flows from discontinued operations	(15,134)	-	(14,074)	-	(16,945)(*	(3,173)
Net effect on cash due to changes in currency exchange rates	4,553	(6,094)	2,427	(9,613)	15,047	955
Increase (decrease) in cash and cash equivalents	(110,070)	63,890	(58,993)	(158,477)	(94,889)	(23,081)
Cash and cash equivalents at the beginning of the period	362,955	457,844	311,878	680,211	457,844	76,107
Cash and cash equivalents at the end of the period	252,885	521,734	252,885	521,734	362,955	53,026

The accompanying notes are an integral part of the financial statements.

Elbit Medical Imaging Ltd.

Consolidated Statements of Cash Flows (cont.)

	Adjusted to NIS of June 2002					
	Six months ended June 30,		Three months ended June 30,		Year ended December 31,	Six months ended June 30,
	2002	2001	2002	2001	2001	2002
						Convenience translation
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	NIS in thousands					US$ in thousands
Appendix A						
Adjustments to present cash flows from operating activities, net						
Income and expenses not involving cash flows:						
Depreciation and amortization	49,817	27,456	26,939	13,955	79,914	10,446
Company share in results of Affiliates	-	12,385	-	9,694	9,881	-
Minority interest in income of subsidiary						
Capital gain from sale of Investments	27	(61)	43	(61)	(442)	6
Interest and exchange-rate differences accrued on investments and loans, net	(29,362)	(47,332)	(3,654)	(37,141)	(97,185)	(6,157)
Gain on sale of affiliate	-	-	-	-	(56,411)	-
Change in accrued severance- pay	465	(1,774)	(34)	(70)	(1,037)	98
Deferred taxes	3,497	10,601	16	10,359	11,665	733
Increase in value of securities, net	689	(27,001)	656	(26,669)	(4,015)	144
Changes in assets and liabilities:						
Trade accounts receivable	(5,966)	-	(13,880)	16,151	(27,866)	(1,251)
Other receivables and current Assets	14,036	42,901	12,860	22,485	16,432	2,943
Long-term receivables	2,088	-	1,719	(292)	(1,317)	438
Inventory	10,239	684	16,237	8,384	8,202	2,147
Trade accounts payable	(23,707)	-	7,154	(10,564)	21,415	(4,971)
Other payables and current liabilities	(22,526)	(33,106)(*)	(23,210)	(38,879)(*)	(30,866)(*)	(4,723)
Customer advances, net of projects-in-progress	(1,535)	(5,680)	(600)	(3,369)	(10,204)	(323)
	(2,001)	(16,772)	20,634	(40,409)	(62,446)	(420)
Appendix B						
Non-cash transactions						
Liabilities in consideration for land acquisition					22,039	
Liabilities in consideration for acquisition of shares in another company					59,280	
Sale of an affiliate against other accounts receivable					13,358	
Indexation of loans capitalized to the cost of fixed assets					22,258	

(*) Reclassified.

The accompanying notes are an integral part of the financial statements.

NEWYORK 856479v1 58152-00001 09/19/02

Elbit Medical Imaging Ltd.

Consolidated Statements of Cash Flows (cont.)

Adjusted to NIS of June 2002

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,	Six months ended June 30,
	2002	2001	2002	2001	2001	2002
						Convenience translation
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	NIS in thousands					US$ in thousands
Appendix C						
Investment in subsidiaries not previously consolidated						
Working capital (excluding cash), net	12,078	819	5,870	819	819	2,533
Long-term receivables, investments and deposits	(8,563)	-	-	-	-	(1,796)
Fixed assets and other assets	(517,128)	(169,269)	(39,799)	(169,269)	(169,269)	(108,435)
Long-term loans	279,722	13,339	3,470	13,339	13,339	58,654
Minority interest	-	26,734	-	26,734	26,734	-
	(233,891)	(128,377)	(30,459)	(128,377)	(128,377)	(49,044)
Less – investment on the cost basis	-	131,970	-	131,970	131,970	-
	(233,891)	3,593	(30,459)	3,593	3,593	(49,044)
Appendix D						
Liquidation of subsidiaries						
Working capital (excluding cash), net					(47,269)	

The accompanying notes are an integral part of the financial statements.

Elbit Medical Imaging Ltd.

Notes to the Financial Statements

Note 1 - General

A. The interim financial statements as of June 30, 2002 have been prepared in a condensed format in accordance with generally accepted accounting principles applicable to the preparation of interim period financial statements and in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

B. The accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the annual financial statements as of December 31, 2001.

C. The interim financial statements do not include all of the information and disclosures required in the preparation of annual financial statements, and therefore should be read in conjunction with such statements.

D. The financial statements (including comparative figures) have been prepared on the basis of historical cost adjusted for changes in the Israeli consumer price index (CPI) to June 2002.

Data regarding the changes in the Israeli CPI and the exchange rates of the currencies of the main countries in which the Group operates in the reporting periods, are as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2002	2001	2002	2001	2001
	%	%	%	%	%
Changes in the CPI:					
Israel	6.30	1.11	3.85	1.60	1.40
The Netherlands	2.39	3.38	0.25	0.43	4.45
England	1.61	1.87	0.97	1.28	1.28
Belgium	0.93	2.26	(0.10)	1.68	2.18
Hungary	4.06	5.94	1.00	1.92	6.90
Poland	1.20	3.21	0.10	1.81	3.61
Romania	9.30	14.80	5.20	8.20	30.30
Changes in NIS exchange rate:					
US dollar	8.00	3.70	2.16	(0.64)	9.28
Euro	21.15	(6.24)	16.10	(4.39)	3.84
Pound sterling	14.15	(2.97)	9.85	(2.06)	6.10
Hungarian Forint	18.75	2.17	11.76	5.07	11.70
Polish Zloti	6.49	7.00	4.42	2.36	13.72
Romanian Lei	7.14	(3.85)	-	(1.32)	(11.40)

Note 2 - Contingent Liabilities

A. In November 1999, a number of institutional investors and others, holding shares in Elscint, filed, a lawsuit in the Haifa District Court against the Company, Elscint, EIL and others. The plaintiffs also requested the certification of their claim as a class action in the name of all those who had held Elscint shares on September 6, 1999, and continued to do so when the claim was filed (excluding the Company and others). The claim alleges discrimination against Elscint's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which - allegedly - caused them financial loss, manifested by the 45% ($100m) decline in the value of Elscint's shares in the period from February 24, 1999 to the claim's filing date.

The principal remedy requested in the claim is a court order instructing the Company to carry out a tender offer for Elscint's shares at $14 per share. Alternatively, the plaintiffs, inter alia, also asked the court to issue an injunction prohibiting implementation of the September 9, 1999 transactions and the refund of any amounts paid thereunder. Part of the relief was requested as a derivative claim by Elscint.

The Haifa District Court summarily dismissed the request for certification as a class action. This decision was appealed by some of the plaintiffs to the Supreme Court. Concurrently, the district court ruled that the plaintiffs may -- notwithstanding having rejected the request for class action proceedings - nevertheless pursue the matter. The State Attorney General has submitted a position paper to the Supreme Court regarding the appeal. According to his opinion, the district court erred in its two legal conclusions when rejecting the request for class-action certification. Accordingly, he believes that the plaintiffs should be allowed to appeal and that the appeal – if filed – should be accepted. Moreover, the State Attorney General believes that, subsequent to the acceptance of this appeal, it will be necessary to evaluate the request and approve it as a class action. At this stage, the Registrar has deferred the dates for submitting the defense documents, until the question of the required court fees due in these procedures has been decided, as outlined below:

On November 21, 2001 hearings were held in the Supreme Court at following which it granted a right of appeal. The Company and the parties filing the class action presented their respective motions. On February 27, 2002, the court decided to permit the State Attorney General to present his final motion, in writing, within seven days.

A dispute has arisen between the parties regarding the question of the fee, which is determined based on the classification of the relief sought in the claim. For the time being, the plaintiffs have defined the relief sought by them as declaratory relief and have paid a fee for it, the position of the defendants is that the true relief sought in the claim is monetary, and that the plaintiffs should pay a court fee which is substantially greater than the sum that the plaintiffs have paid. On August 3, 2001, the Registrar of the Haifa District Court held that part of the relief sought by the plaintiffs is not declaratory as claimed by the plaintiffs, but rather monetary as the defendants claim. Therefore, the Registrar decided that the plaintiffs must pay the fee for these reliefs totalling 2.5% of the amount claimed (totalling NIS 20 million) and, in addition, to itemize the monetary reliefs sought by the plaintiffs. As for the other relief sought by the plaintiffs, the court ruled that they are not monetary remedies, rather applications for injunctive releif, on which the plaintiffs will have to pay a fee of an insignificant amount.

Note 2 - Contingent Liabilities (Cont)

A. (Cont.)

To date, the plaintiffs have not yet paid the court fee and also have not advanced satisfactory arguments to support the relief they are seeking. As a consequence, Elscint has applied the court to strike out from the list of relief sought those deemed by the court as needing additional substantiation. The Company has joined in Elscint'sapplication. On February 28, 2002 a hearing was held before the registrar of the district court regarding the defendants' application to strike out portions of the claim in view of the fact that the plaintiffs failed to pay the court fee. The Registrar decided that the proceedings regarding this application will be heard after the appellate court decides regarding the court fee as described below. The court also ruled that, at this stage, the filing by the defendants of defense motions would be postponed.

Two appeals on the Registrar's decision of August 3, 2001 were filed with the Haifa District Court on September 20, 2001. Elscint and other plaintiffs petitioned the court to determine that the primary relief and the alternative relief demanded in the claim are both monetary, and subject to a fee of 2.5% of the amount. In another appeal, the plaintiffs petitioned the court to establish that the relief categorized as monetary is, in fact, injunctive relief. In addition, the plaintiff petitioned the court to overrule the Registrar's decision concerning the postponement of the filing of the defense-motion. On October 28, 2001 the Company filed a counter-appeal, claiming, as Elscint had, that the primary and the alternative claim constitute a stated monetary remedy and are thus subject to a fee of 2.5% on the amount of damages claimed. The hearing on these appeals took place in April 2002. The court has not yet rendered its decision.
The Company's management believes – based on the opinion of its legal counsel – that the final outcome of this case cannot be estimated.

B. In September 1999, a lawsuit for $158m was filed against the Company, Elscint and others, along with a request for recognition as a class action. The plaintiffs assert that the Company, through Elscint's Board of Directors, caused damages to, and discriminated against, the minority shareholders of Elscint. Based on the parties' agreement, the court hearings were postponed until the Supreme Court decides in the appeal described in item 1 above. Based on the advice received from legal counsel, management believes that at this stage it is not possible to ascertain the outcome of the claim and whether it will be recognized as class action.

C. The Company and its subsidiaries are parties in a number of lawsuits in the courts as well as to other claims by third parties– in part, with no amounts stipulated, and, in part, in an aggregate amount of approximately $86 million, as compensation for damages allegedly caused by the activities and/or products of the companies and which relate, primarily, to the operations of the Company and of Elscint which were sold during 1998 and 1999. Regarding a portion of the claims, amounting to $ 26 million, management of the companies estimates, on the basis of the opinion of their legal counsel dealing with these matters and/or on the basis of counsel of insurance advisors, that no significant costs will result therefrom, over and above the relevant amounts accrued in the financial statements and that the provisions recorded in the financial statements are adequate to cover the costs and resources that will be necessary to settle any obligations resulting from the claims. Regarding a portion of the claims amounting to $ 60 million, legal counsel of the companies is unable at this stage to estimate the outcome. Nevertheless, the companies have recorded accruals in their financial statements in amounts that are adequate, in the opinion of their management, to cover the costs and resources necessary to resolve the obligations under these claims as of the

Note 2 - Contingent Liabilities (Cont)

C. (Cont.)

date of issuance of the financial statements based, inter alia, on the counsel of their relevant advisors in such matters and on past experience.
For additional information – see Note 19B to the annual financial statements for the year ended December 31, 2001.

D i As a result of a dispute which has arisen between Bea Hotels N.V. ("B.H.") and a third party ("Third Party Shareholder"), regarding the latter's failure to comply with its obligations to provide an indemnity to B.H. relating to certain matters which are pending against Domino (the controlling shareholder in Bucuresti which is the owner of the rights in a hotel in Romania) and which derive from events which occurred prior to the execution of the memorandum of understanding for the purchase of Bucuresti, B.H. is presently withholding the shares of the Third Party Shareholder (20%) in Domino as security for compliance with the indemnity obligations made by the Third Party Shareholder. Accordingly, on the date of the approval of these financial statements, B.H. is formally recorded as the holder of 100% of capital and voting rights in Domino. The results of this dispute have no effect on the results of operations of B.H. for the reported periods and/or the amount of its shareholders' equity as of and for the period ended June 30, 2002.

ii. A motion submitted to the courts in Romania for the cancellation of the tender within the framework of which Domino acquired the controlling shareholding of Bucuresti – was rejected by the courts. This decision is subject to appeal, although as at the date of the approval of these financial statements, no such appeal has been filed. If an appeal will be filed, and if the appeal will be accepted, then B.H.'s rights may be adversely and materially affected. At this stage, BH is unable to assess the outcome of these proceedings or their impact upon the rights of Domino in Bucuresti. However, the management of B.H. is of the opinion, based on the opinion of its legal counsel in Romania in respect of a similar motion (which has been cancelled prior to adjudication by the courts following the claimaints' withdrawal of their motion) that even if such an appeal is filed and accepted by the Supreme Court of Romania, and even if an order is issued on the basis of such an appeal, regarding the termination of the tender and in consequence the cancellation of the rights of Domino in Bucuresti, in accordance with the acquisition agreement, Domino will be indemnified by the SOF for the full consideration of its original investment (including proven damages for the above acquisition transaction caused to the Group companies, plus interest).

iii. Within the framework of a criminal investigation, which was conducted against several suspects (including former officers of the SOF who were involved in the privatization procedures and the sale of the controlling interest in Bucuresti to Domino) relating to events which occurred prior to the acquisition of control in Bucuresti by B.H., , and notwithstanding the fact that Domino was not suspected of any criminal acts whatsoever and was not the subject of these criminal investigations, in accordance with the provisions of the Romanian Criminal Law a lien was imposed upon Domino's shareholding in Bucuresti. This lien prevented Domino from realizing the shares until the removal of the lien, or until a final resolution of the criminal proceedings. Two objections filed by Domino with the police were rejected. However, in June 2002, the lien was removed by a decision of the Public Prosecutors Office. Accordingly, as at the date of the approval of these financial statements, the shares held by Domino in Bucuresti are no longer encumbered under the lien. The criminal investigations

Note 2 - Contingent Liabilities (Cont)

D. **(Cont.)**

iii. (Cont.)

culminated, in June 2002, by the filing of an indictment by the Public Prosecutors Office of Romania, against 17 accused individuals. These criminal proceedings may have indirect implications on the validity of the privatization process and, consequently, on Domino's shareholding in Bucuresti, even although Domino is not an accused party in these criminal proceedings. B.H.'s legal counsels are unable to evaluate, at this stage, the results of these proceedings or their possible effects on Domino's holdings in Bucuresti.

iv. The Third Party Shareholder in Domino (see i above) terminated a certain partnership agreement which it had executed with a third party ("Third Party Claimant"), prior to the acquisition by B.H. of Domino, regarding their joint investment in Domino on the grounds of the failure of the Third Party Claimant to fulfill his obligations under the said partnership agreement. The Third Party Claimant subsequently filed a monetary claim against Domino and others with the Romanian **courts, in the amount of USD 2.5 million, in** respect of commissions allegedly payable to Third Party Claimant pursuant to the provisions of the above partnership agreement, to which Domino was also a party. In parallel proceedings, upon a motion filed by the Third Party Claimant, the courts in Romania issued an order imposing a charge over the shares held by Domino in Bucuresti which prohibited Domino from taking any commercial action in respect of those shares, but did not prevent Domino from exercising its rights as the controlling shareholder of Bucuresti. Domino filed an appeal against the court decision to impose this charge. The Court of Appeals in Romania cancelled the decision to impose the charge, and returned the matter to the court of first instance for re-hearing. Accordingly, as at the date of the approval of these financial statements, the shares held by Domino in Bucuresti are no longer subject to this charge. The Company has received an indemnity against these claims from the Third Party Shareholder (see i above).Based upon the opinion of its legal counsel, Domino is of the opinion that this claim is devoid of any legal merit or contractual foundation, and therefore was no provision in respect of this claim was included in its financial statements.

v. Within the framework of an joint venture agreement concluded to set up a joint venture company owned by Bucuresti and a third party investor ("Third Party Investor"), signed prior to the acquisition of Bucuresti by B.H., that Third Party Investor undertook to invest in the joint venture company an amount of U.S.$ 27 million, and in consideration Bucuresti undertook to transfer the rights in the Bucuresti Complex to the joint venture company. As that Third Party Investor failed to meet its investment obligations, Bucuresti cancelled the joint venture agreement and submitted an application to the court to liquidate the joint venture company. At this stage the parties are engaged in proceedings which relate only

Note 2 - Contingent Liabilities (Cont)

D. (Cont.)

v. (Cont.)

to the authority of the Romanian courts to order the liquidation of the joint venture company, but do not relate to the transfer of the rights of the Bucuresti Complex to this joint venture company. If Bucuresti is compelled to transfer its rights in the Bucuresti Complex to the joint venture company, then its rights in the hotel are liable to be materially prejudiced. B.H.'s management is of the opinion that this is not likely that as a result of the proceedings, Bucuresti will be compelled to transfer its rights in the Bucuresti Complex to the said joint venture company.

vi. In addition, various additional proceedings are being conducted in Romania (objections submitted to the Chamber of Commerce) which may detrimentally affect Domino and/or its shareholders, within the framework of which it is claimed that resolutions taken at general meetings of Bucuresti's shareholders were not validly adopted and are devoid of any legal force. Furthermore, various other proceedings include as remedies the restitution of rights in the hotel and in the land upon which the hotel is constructed. B.H's management is of the opinion, that these claims are spurious and vexatious, and will have no material effect on B.H.'s rights in and to Bucuresti's shares and in the Bucuresti Complex owned by Bucuresti.

vii Against Bucuresti, several claims have been filed which seek to undermine its ownership rights to its assets (including a contestation relating to the validity of the State's ownership on the assets which are the object of the claim and a contestation of the sale of Bucuresti shares to Domino). Regarding several of these claims, it is the legal opinion of Bucuresti's counsel that the claimants' cases are devoid of any foundation, while in respect of the remainder of these claims the company's legal counsels are unable to evaluate the consequences thereof .

Note 3 - Significant Events During the Reporting Period and Subsequent Thereto

A. Investments

1. In February 2002, PC completed a transaction on the basis of an agreement in principle originating during 2001 for the acquisition of companies holding full ownership and control of three shopping and entertainment centers in Hungary with a total area of approximately 75,000 square meters, for a consideration of Euros 47.2 million (NIS 223 million). The consideration reflects a gross value of the centers acquired (before long-term financing) of Euros 111.2 million (NIS 527 million). The acquisition of the centers was financed primarily by long-term loans from foreign banks.
Assets in the amount of NIS 586 million were included for the first time in the June 30, 2002 balance sheet. Revenues, operating income and net income included for the first time during the six-month period ended June 30, 2002 amounted to approximately NIS 27 million, NIS 11 million and NIS 8 million, respectively.

Note 3 - Significant Events During the Reporting Period and Subsequent Thereto (cont)

A. Investments (cont.)

2. Within the framework of an investment agreement between the Company and Vcon signed in January 2002, debentures totaling $2m were converted into 2m shares. In addition, concurrent with the cancellation of the outstanding debentures amounting to $2m, the Company was issued debentures of $2m bearing annual interest of 2%, whose principal is repayable in equal consecutive quarterly installments between March 2004 and December 2006. These debentures are convertible (in whole or in part), at any time, into non-traded shares of Vcon, at a conversion price of $1.00 per share (subject to adjustments).

To effect repayment of the interest accrued on the existing debentures as well as interest accruable through redemption, the Company was issued an additional non-interest bearing debenture of $475 thousand, repayable at the end of five years from issuance. This debenture may be converted, in whole or in part, to non-traded shares of Vcon at a conversion rate of $1.40 per share.

These debentures have second priority as to Vcon's repayment of bank loans and have an identical repayment priority to the $2m-debenture issued to a third party. As security for the repayment of the debentures, Vcon will record a second-ranking lien on all its assets in favor of the Company and a third party (pari passu), with priority over all other pledges other than those granted to the banks and subject to their consent. The debentures are not transferable to a third party without the consent of Vcon.

In addition, the Company received the right under that agreement to acquire – within three years of the agreement date – 1,333,333 options at $0.30 per option. These options are exercisable within three years of date of grant, into non-marketable ordinary shares of Vcon, at an exercise price of $1.40 per share (subject to adjustments). The options may not be transferred without Vcon's approval.

The Company holds 2 million debentures (out of the outstanding 4 million) convertible into shares at $1.00 per share. Assuming it exercises the rights to acquire options, the Company will hold an additional 2.1 million options (out of an outstanding total of 4.5 million) convertible into shares at various exercise prices up to $18 (mostly $2) per option. Moreover, there are 4.6 million additional options, issued to employees, which may be exercised into shares at prices ranging from $1.20 to $2.50 per option. Assuming a conversion of all the convertible debentures, and an exercise of all the outstanding options, into shares the Group's share in Vcon would reach approximately 26%.

The abovementioned conversion of debentures and exercise of options are contingent upon CS approval while the sale of the shares arising from the conversion and exercise to a third party prior to their registration for trade are subject to the restrictions stipulated in US and/or French securities laws.

Note 3 - Significant Events During the Reporting Period and Subsequent Thereto (cont)

A. Investments (cont.)

Within the terms of the agreement, Vcon undertook to register its shares (including the ones resulting from the conversion and options exercise), within 18 months of the agreement's conclusion, for trade on the Nouveau Marche in France.

B. Commitments

In April 2002, a subsidiary of Elscint ("Elscint") entered into an agreement with a company controlled by the controlling interests in the Company (hereinafter – "CDPM"), in accordance with which CDPM committed to complete the construction of a shopping and entertainment center in the Herzlyia Marina (hereinafter – "the Commercial Center"), including development as defined in the agreement, for a final and absolute consideration of $57.7 million, which is to be paid based on the progress of the work (hereinafter – "the Work Consideration"). CDPM committed to deliver the Commercial Center to Elscint, ready for commercial operation ("turn key"), no later than March 2003. The amount of the Work Consideration was determined on the basis of a calculation of the work remaining to be performed as of March 1, 2002. In respect of each payment and/or expense paid by the Elscint to a sub-contractor, supplier, professional adviser or other entity as part of the implementation of the project from March 1, 2002 to the date CDPM commences work, the Work Consideration will be adjusted accordingly. From March 1, 2002 until June 30, 2002 the Company made such payments on account of implementation of the project in the total sum of $2.7 million. The work covered by the agreement does not include specific activities, which were detailed in the agreement (mainly – planning, marketing, license fees and supervision), the cost of which is to be borne by Elscint. In addition, the agreement provides that CDPM is to bear the cost of alterations for tenants, based on specifications in the agreement. The consideration for alterations not included in the specifications is to be determined based on a mechanism described in the agreement. Until the date of publication of these financial statements the agreement had not yet been closed. Upon execution of the agreement, Elscint is to pay to CDPM an advance of $3 million on account of the Work Consideration and, concurrently, CDPM is to provide Elscint with a bank guarantee to the extent of 5% of the Work Consideration. In addition, Elscint is obligated, as part of the agreement, to assign all of its rights and obligations to CDPM under agreements, which it signed with various suppliers, except for those specified in the agreement. The agreement includes a number of conditions, the breach of which is considered as a fundamental breach, which confers the remedies stated in the agreement. The agreement was approved by the General Meeting of Elscint's shareholders.

Note 4 - Accountancy New Standards

A. In October 2001 the Israeli Accounting Standards Board issued Standard No. 12, Cessation of Financial Statements Adjustment. According to this standard, the adjustment of financial statements for inflation will cease commencing January 1, 2003. Through December 31, 2002 the Company will continue to prepare adjusted financial statements in accordance with the existing pronouncements of the Institute of Certified Public Accountants in Israel. Amounts presented in the December 31, 2002 balance sheet will serve as the opening, nominal balances at January 1, 2003.

B. In October 2001 the Israeli Accounting Standards Board issued Standard No. 13, Effect of Changes in Foreign Currency Exchange Rates. This standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign operation, for inclusion in the financial statements of the reporting company.

The following is an outline of the major changes included in Standard No. 13:

Classification of foreign operations as an "autonomous unit" or as an "extension of the Company" requires the application of judgment and should be based on the indicators established in this standard. This approach differs from the existing principles, which require the fulfillment of several cumulative tests prior to the determination of a foreign activity as an "autonomous unit" and prohibit the application of judgment.

Translation of income and expense items as well as cash flow amounts of foreign operations constituting "autonomous units" based on the exchange rate in effect on the transaction/cash flow date or, due to practicality, using average exchange rates in effect during the reporting period. This differs from the current principles whereby the translation of all the autonomous unit's financial statement items is carried out based on the current exchange rates.

Adjustment of an autonomous unit's financial statements prior to their translation into the company's reporting currency, which, is always permitted under the existing principles, will be carried out only when the "autonomous unit" operates in a highly inflationary environment. In these cases, the closing exchange rates should be used for translation.

Goodwill created upon the acquisition of an "autonomous unit" will be treated as an asset of the "autonomous unit" and translated by using the closing exchange rates. This differs from current principles, according to which goodwill is deemed a non-monetary, independent item of the acquiring company.

A reduction in value of an investment in an "autonomous unit" will not result in the release to the statement of operations of amounts previously recorded as foreign currency differences in shareholders' equity. This rule constitutes an amendment to Opinion No. 68.

Note 4 - Accountancy New Standards (cont.)

B. Cont.

Standard No. 13 will be effective for reporting periods commencing after December 31, 2002.

The Company is currently examining the new standard and is unable, at this stage, to assess its impact on the financial statements of the period commencing with the effective date of the standard (January 1, 2003).

EXHIBIT 2

ELBIT MEDICAL IMAGING LTD. ANNOUNCES RECEIPT OF APPROVAL BY ISRAELI MINISTRY OF HEALTH TO SUBSIDIARY'S COMMERCIAL USE OF SYSTEM FOR TREATMENT OF UTERINE FIBROIDS

Approvals are expected early next year, from health authorities in Europe and the United States.

The breakthrough technological and therapeutical system developed by InSightec, replaces scalpel by a non-invasive treatment with minimal side effects.

Brain tumor test-treatments are expected to commence later this year.

Tel Aviv, August 29, 2002 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI") announced today that InSightec - Image Guided Treatment Ltd. ("InSightec"), a company in which EMI indirectly holds a 61.3% interest (on a fully diluted basis) and GE Medical Systems holds 16.8% interest, has received approval from the Israeli Ministry of Health for the commercial use of its ExAblate 2000 system in treatments of Uterine Fibroids.

ExAblate 2000 is based on breakthrough technology that replaces the surgical knife in many applications, with a non-invasive treatment with minimal side effects. The revolutionary system combines high-intensity focused ultrasound and MRI imaging to achieve accurate destruction of tumors in a completely non-invasive manner and under real-time imaging control. The technology may be applied in a wide range of treatments including breast, prostate, liver and brain cancer.

"The approval by the Ministry of Health is another step in transforming this breakthrough technology from a scientific vision to a mainstream clinical system. The ExAblate 2000 is currently being used in clinical trials with the intention to receive regulatory approvals in Europe and North America. The most significant scientific breakthrough will be the non-invasive brain tumors treatment. We estimate that clinical trials in brain treatment will commence in Israel and the USA by the end of the year," commented InSightec's President and CEO, Dr. Kobi Vortman.

The approval follows a multi-center clinical trial that demonstrated the safety and efficacy of the treatment and the ExAblate 2000 system. The clinical teams involved in the development of the Uterine Fibroid application include Sheba Medical Center (Israel), Brigham and Women's Hospital (Boston), Saint Mary's Hospital (London), Hadassah Medical Organization (Jerusalem), Mayo Clinic (Rochester), Charite Hospital (Berlin), and Jones Hopkins Hospital (Baltimore).